Super Group Reports Financial Results for First Quarter 2024

•	Revenue of €379.3 million for the first quarter of 2024, representing the highest revenue recorded in a first quarter

•
Profit for the three months ended March 31, 2024 of €41.0 million, including a pre-tax gain of €40.1 million relating to the sale of the B2B division of DGC and a non-cash charge of €13.1 million for change in fair value of option liability

•	Non-GAAP Adjusted EBITDA ex-US of €68.7 million and a loss of €22.3 million from the US amounted to Adjusted EBITDA of €46.5 million

•	Unrestricted cash was €289.2 million as at March 31, 2024

New York, NY – May 8, 2024 – Super Group (SGHC) Limited (NYSE: SGHC) (“SGHC” or “Super Group”), the parent company of Betway, a leading online sports betting and gaming business, and Spin, the multi-brand online casino, today announced first quarter 2024 unaudited consolidated financial results.
Neal Menashe, Chief Executive Officer of Super Group, commented: “We've had a phenomenal start to the year, continuing our momentum from a strong end to 2023. This robust performance has been delivered by our global team’s ongoing focus and investment into core markets that are yielding strong returns, providing us with a solid foundation for the remainder of the year.”
Alinda van Wyk, Chief Financial Officer of Super Group, stated: "We achieved record results for a first quarter of €374 million of revenue and €69 million of Adjusted EBITDA, for the ex-US business. Our laser focus on creating a leaner, more efficient operating model has delivered results, with Q1 operating expenses as a percentage of net revenue falling to below 19%. Investment into high-growth areas of the business continues at pace and we remain confident that we are in a strong position to realize our goals set for 2024."

Financial Highlights:
•Revenue increased by 12% to €379.3 million for the first quarter 2024 (constant currency: 17% to €389.3 million) from €338.5 million in the same period from the prior year driven by growth from Africa and North America (predominantly Canada) markets partially offset by declines from the Middle East and Asia-Pacific market.
•Profit for the period was €41.0 million for the first quarter 2024, which included a gain on disposal of the B2B division of Digital Gaming Corporation Limited ("DGC") of €40.1 million as well as a non-cash charge of €13.1 million related to the increase in fair value of option liability. Loss for the period of €1.9 million for the first quarter of 2023 included the non-cash charge of €2.2 million related to the change in fair value of option liability.
•Adjusted EBITDA, a non-GAAP measure, increased 29% to €46.5 million for the first quarter 2024 compared to €36.1 million in the first quarter of 2023.
•Monthly Active Customers increased 33% to 4.7 million during the first quarter of 2024 from 3.5 million in the first quarter of 2023.
•Cash and cash equivalents was €289.2 million at March 31, 2024, up from €241.9 million at December 31, 2023. This net increase during the first quarter 2024 was the result of:
◦Inflows from operating activities amounting to €69.8 million;
◦Outflows from investing activities of €20.4 million. This was mainly as a result of further investment in tangible and intangible assets of €20.6 million, predominantly due to the capitalization expenditure on software, issuance of loan to Apricot Investments Limited of €10.0 million and deferred consideration paid of €2.1 million relating to the 15 Marketing Limited acquisition. These were offset in part by €9.2 million consideration received from the sale of the B2B division of DGC, as well as €3.7 million resulting from receipts of interest and repayment of loans receivable;
◦Outflows from financing activities of €1.7 million due to lease payments; and
◦A loss of €0.5 million as a result of foreign currency fluctuations on foreign cash balances held over this period.

Revenue by Geographical Region for the Three Months Ended March 31, 2024 in € ‘000s:

	Betway	Spin	Total
Africa and Middle East	139,274	396	139,670
Asia-Pacific	7,927	27,115	35,042
Europe	39,006	18,620	57,626
North America	32,298	108,596	140,894
South/Latin America	3,453	2,566	6,019
Total revenue	221,958	157,293	379,251
	%	%	%
Africa and Middle East	61%	0%	37%
Asia-Pacific	4%	17%	9%
Europe	18%	12%	15%
North America	15%	69%	37%
South/Latin America	2%	2%	2%

Revenue by Geographical Region for the Three Months Ended March 31, 2023 in € ‘000s:

	Betway	Spin	Total
Africa and Middle East	87,424	455	87,879
Asia-Pacific	35,048	22,949	57,997
Europe	34,489	21,338	55,827
North America	37,655	92,550	130,205
South/Latin America	3,676	2,937	6,613
Total revenue	198,292	140,229	338,521
	%	%	%
Africa and Middle East	44%	0%	26%
Asia-Pacific	18%	16%	17%
Europe	17%	15%	16%
North America	19%	67%	39%
South/Latin America	2%	2%	2%

Revenue by product line for the Three Months Ended March 31, 2024 in € ‘000s:

	Betway	Spin	Total
Online casino[1]	135,304	156,858	292,162
Sports betting[1]	76,842	60	76,902
Brand licensing[2]	5,870	—	5,870
Other[3]	3,942	375	4,317
Total revenue	221,958	157,293	379,251
Revenue by product line for the Three Months Ended March 31, 2023 in € ‘000s:

	Betway	Spin	Total
Online casino[1]	102,995	139,975	242,970
Sports betting[1]	81,432	45	81,477
Brand licensing[2]	8,832	—	8,832
Other[3]	5,033	209	5,242
Total revenue	198,292	140,229	338,521
1 Sports betting and online casino revenues are not within the scope of IFRS 15 ‘Revenue from Contracts with Customers’ and are treated as derivatives under IFRS 9 ‘Financial Instruments’. Fixed Odds Contingencies has been reclassified from sports in the prior period to online casino in order to align to the current year classification. Fixed Odds Contingencies are casino style games in respect of which the odds are agreed at the time of the bet and accepted under the sports licenses in certain jurisdictions.
2 Brand licensing revenues are within the scope of IFRS 15 ‘Revenue from Contracts with Customers’.
3 Other relates mainly to DGC usage fee income as well as profit share and outsource fees from external customers.

Non-GAAP Financial Information
This press release includes non-GAAP financial information not presented in accordance with the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.
EBITDA, Adjusted EBITDA and revenue on a constant currency basis are non-GAAP company-specific performance measures that Super Group uses to supplement the Company’s results presented in accordance with IFRS. EBITDA is defined as profit before depreciation, amortization, finance income, finance expense and income tax expense/credit. Adjusted EBITDA is EBITDA adjusted for market closure costs, adjusted RSU expense, change in fair value of option liabilities, unrealized foreign currency gains and losses, gain on disposal of business and other adjustments. Constant currency revenue growth is calculated by translating non-Euro performance for 2023 and 2024 using 2023 exchange rates.
Super Group believes that these non-GAAP measures are useful in evaluating the Company’s operating performance as they are similar to measures reported by the Company’s public competitors and are regularly used by securities analysts, institutional investors and other interested parties in analyzing operating performance and prospects.
Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses that are required by IFRS to be recorded in Super Group’s financial statements. In order to compensate for these limitations, management presents non-GAAP financial measures together with IFRS results. Non-GAAP measures should be considered in addition to results and guidance prepared in accordance with IFRS, but should not be considered a substitute for, or superior to, IFRS results.
Reconciliation tables of the most comparable IFRS financial measure to the non-GAAP financial measures used in this press release and supplemental materials are included below. Super Group urges investors to review the reconciliation and not to rely on any single financial measure to evaluate its business. In addition, other companies, including companies in our industry, may calculate similarly named non-GAAP measures differently than we do, which limits their usefulness in comparing our financial results with theirs.

Reconciliation of Profit / (Loss) after taxation to EBITDA and Adjusted EBITDA for the three months ended March 31, in € ‘000s:

	2024	2023
Profit / (loss) for the period	40,964	(1,924)
Income tax expense	7,745	6,437
Finance income	(3,069)	(1,195)
Finance expense	1,238	547
Depreciation and amortization expense	19,902	21,445
EBITDA	66,780	25,310
Market closure	326	—
Change in fair value of option	13,106	2,191
RSU expense[1]	3,718	4,140
Unrealized foreign exchange[1]	3,126	3,111
Gain on disposal of business	(40,135)	—
Other adjustments[1]	(462)	1,315
Adjusted EBITDA	46,459	36,067

Adjusted EBITDA, ex-US	68,749	52,543
Adjusted EBITDA, US	(22,290)	(16,476)
1 Adjusted EBITDA has been restated for the prior period presented to include unrealized foreign exchange movements, additional RSU expenses and other adjustments.

Webcast Details
The Company will host a webcast at 8:30 a.m. ET today to discuss the first quarter 2024 financial results. Participants may access the live webcast and supplemental earnings presentation on the events & presentations page of the Super Group Investor Relations website at: https://investors.sghc.com/events-and-presentations/default.aspx.

About Super Group (SGHC) Limited
Super Group (SGHC) Limited is the holding company for leading global online sports betting and gaming businesses: Betway, a premier online sports betting brand, and Spin, a multi-brand online casino offering. The group is licensed in multiple jurisdictions, with leading positions in key markets throughout Europe, the Americas and Africa. The group’s sports betting and online gaming offerings are underpinned by its scale and leading technology, enabling fast and effective entry into new markets. Its proprietary marketing and data analytics engine empowers it to responsibly provide a unique and personalized customer experience. Super Group has been ranked no.6 in the EGR Power 50 for the last two years. For more information, visit www.sghc.com.
Contacts:
Investors:
investors@sghc.com
Media:
media@sghc.com
Source: Super Group

Forward-Looking Statements
Certain statements made in this press release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.
These forward-looking statements include, but are not limited to, expectations and timing related to market entries and expansion, projections of market opportunity, growth and profitability of expected growth of Super Group’s customer base, expansion into new markets and expectations for the remainder of 2024.
These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the ability to implement business plans, forecasts and other expectations, and identify and realize additional opportunities; (ii) the ability to maintain the listing of Super Group’s securities on a national securities exchange; (iii) changes in the competitive and regulated industries in which Super Group operates; (iv) variations in operating performance across competitors; (v) changes in laws and regulations affecting Super Group’s business; (vi) Super Group’s inability to meet or exceed its financial projections; (vii) changes in general economic conditions; (viii) changes in domestic and foreign business, market, financial, political and legal conditions; (ix) future global, regional or local economic and market conditions affecting the sports betting and gaming industry; (x) changes in existing laws and regulations, or their interpretation or enforcement, or the regulatory climate with respect to the sports betting and gaming industry; (xi) the ability of Super Group’s customers to deposit funds in order to participate in Super Group’s gaming products; (xii) compliance with regulatory requirements in a particular regulated jurisdiction, or Super Group’s ability to successfully obtain a license or permit applied for in a particular regulated jurisdiction, or maintain, renew or expand existing licenses; (xiii) the technological solutions Super Group has in place to block customers in certain jurisdictions, including jurisdictions where Super Group’s business is illegal, or which are sanctioned by countries in which Super Group operates from accessing its offerings; (xiv) Super Group’s ability to restrict and manage betting limits at the individual customer level based on individual customer profiles and risk level to the enterprise; (xv) the ability by Super Group’s key executives, certain employees or other individuals related to the business, including significant shareholders, to obtain the necessary licenses or comply with individual regulatory obligations in certain jurisdictions; (xvi) protection or enforcement of Super Group’s intellectual property rights, the confidentiality of its trade secrets and confidential information, or the costs involved in protecting or enforcing Super Group’s intellectual property rights and confidential information; (xvii) compliance with applicable data protection and privacy laws in Super Group’s collection, storage and use, including sharing and international transfers, of personal data; (xviii) failures, errors, defects or disruptions in Super Group’s information technology and other systems and platforms; (xix) Super Group’s ability to develop new products, services, and solutions, bring them to market in a timely manner, and make enhancements to its platform; (xx) Super Group’s ability to maintain and grow its market share, including its ability to enter new markets and acquire and retain paying customers; (xxi) the success, including win or hold rates, of existing and future online betting and gaming products; (xxii) competition within the broader entertainment industry; (xxiii) Super Group’s reliance on strategic relationships with land based casinos, sports teams, event planners, local licensing partners and advertisers; (xxiv) events or media coverage relating to, or the popularity of, online betting and gaming industry; (xxv) trading, liability management and pricing risk related to Super Group’s participation in the sports betting and gaming industry; (xxvi) accessibility to the services of banks, credit card issuers and payment processing services providers due to the nature of Super Group’s business; (xxvii) the regulatory approvals related to proposed acquisitions and the integration of the acquired businesses; and (xxviii) other risks and uncertainties indicated from time to time for Super Group including those under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on April 25, 2024, and in Super Group’s other filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in other documents filed or that may be filed by Super Group from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Super Group assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Super Group does not give any assurance that it will achieve its expectations.

Super Group (SGHC) Limited
Unaudited Consolidated Statements of Profit or Loss and Other Comprehensive Income
for the three months ended March 31, 2024 and 2023
(€ in '000s, except for shares and profit (loss) per share)

	2024	2023
Revenue	379,251	338,521
Direct and marketing expenses	(303,890)	(275,710)
General and administrative expenses	(39,202)	(36,591)
Other operating income	3,592	1,281
Gain on disposal of business	40,135	—
Depreciation and amortization expense	(19,902)	(21,445)
Finance income	3,069	1,195
Finance expense	(1,238)	(547)
Change in fair value of option	(13,106)	(2,191)
Profit before taxation	48,709	4,513
Income tax expense	(7,746)	(6,437)
Profit / (loss) for the period	40,964	(1,924)

Profit / (loss) for the period attributable to:
Owners of the parent	41,176	(2,406)
Non-controlling interest	(212)	482
	40,964	(1,924)
Other comprehensive income items that may be reclassified subsequently to profit
Foreign currency translation	6,112	(1,982)
Other comprehensive income / (expense) for the period	6,112	(1,982)

Total comprehensive profit / (loss) for the period	47,076	(3,906)

Total comprehensive profit / (loss) for the period attributable to:
Owners of the parent	47,288	(4,388)
Non-controlling interest	(212)	482
	47,076	(3,906)

Weighted average shares outstanding, basic	500,566,918	498,154,854
Weighted average shares outstanding, diluted	501,937,886	498,154,854

Profit / (loss) per share, basic (cents)	8.23	(0.48)
Profit / (loss) per share, diluted (cents)	8.20	(0.48)

Super Group (SGHC) Limited
Consolidated Statements of Financial Position
as at March 31, 2024 and December 31, 2023
(€ in '000s)

	Unaudited
	2024	2023
ASSETS
Non‐current assets
Intangible assets	193,091	193,395
Goodwill	96,035	94,915
Property, plant and equipment	17,327	17,406
Right-of-use assets	23,224	24,866
Deferred tax assets	35,368	36,703
Regulatory deposits	12,501	11,951
Loans receivable	99,092	89,090
Investments in non-listed equity	174	174
	476,812	468,500
Current assets
Trade and other receivables	133,681	154,615
Loans receivable	6,087	6,719
Income tax receivables	17,230	12,535
Restricted cash	37,745	38,287
Cash and cash equivalents	289,185	241,923
Assets held for sale	—	38,292
	483,928	492,371
TOTAL ASSETS	960,740	960,871

Non-Current liabilities
Lease liabilities	22,451	23,919
Deferred tax liability	3,582	4,684
Derivative financial instruments	2,056	2,056
Deferred and contingent consideration	327	322
	28,416	30,981
Current liabilities
Lease liabilities	5,425	5,226
Interest-bearing loans and borrowings	68	87
Deferred and contingent consideration	305	2,392
Trade and other payables	232,776	195,392
Customer liabilities	57,585	67,592
Provisions	8,432	44,826
Income tax payables	38,145	25,840
Derivative liability associated with assets held for sale	—	42,600
Liabilities associated with assets held for sale	—	7,140
	342,736	391,095
TOTAL LIABILITIES	371,152	422,076
EQUITY
Issued capital	289,753	289,753
Treasury stock	(2,632)	(2,632)
Foreign exchange reserve	(1,312)	(7,424)
Retained profit	285,511	240,618
Equity attributable to owners of the parent	571,320	520,315
Non-controlling Interest	18,268	18,480
SHAREHOLDERS' EQUITY	589,588	538,795
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	960,740	960,871